EAT GOOD DO GOOD LLC

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED

DECEMBER 31, 2018 AND 2017

with

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

FINANCIAL STATEMENTS



BELLE
BUSINESS SERVICES

Independent Accountant's Review Report

To Management
Eat Good Do Good LLC
Fairfax, Virginia

We have reviewed the accompanying financial statements of Eat Good Do Good LLC, which comprise of the balance sheet, income statement, statement of members' equity and statement of cash flows as of December 31, 2018 and 2017, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
December 26, 2019

EAT GOOD DO GOOD LLC
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017

ASSETS

	2018		2017	
CURRENT ASSETS				
Cash and cash equivalents	$	6,540	$	14,302
Accounts receivable, net		69,968		171,900
Inventory		2,071		19,001
TOTAL CURRENT ASSETS		78,579		205,203
PROPERTY AND EQUIPMENT				
Property and equipment, net		-		273
OTHER ASSETS				
Intangible assets, net		17,375		11,223
		17,375		11,223
TOTAL ASSETS	$	95,954	$	216,699

LIABILITIES AND MEMBERS' EQUITY

	2018		2017	
CURRENT LIABILITIES				
Accounts payable	$	58,769	$	-
Credit cards payable		66,838		46,965
Note payable - current portion		178,095		198,845
TOTAL CURRENT LIABILITIES		303,702		245,810
LONG-TERM LIABILITIES				
Notes payable		5,061		-
Notes payable - related parties		228,568		176,250
TOTAL LONG-TERM LIABILITIES		233,629		176,250
TOTAL LIABILITIES		537,331		422,060
MEMBERS' EQUITY				
Members' equity		(441,377)		(205,361)
TOTAL MEMBERS' EQUITY		(441,377)		(205,361)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	95,954	$	216,699

See independent accountant's review report and accompanying notes to financial statements.

EAT GOOD DO GOOD LLC
STATEMENTS OF INCOME
DECEMBER 31, 2018 AND 2017

	2018	2017
NET SALES	**$ 640,935**	$ 785,663
COST OF GOODS SOLD	**589,936**	504,333
GROSS PROFIT	**50,999**	281,330
OPERATING EXPENSES		
Advertising and promotion	**3,836**	17,429
Amortization	**310**	310
Bad debt expense	**13,873**	
Bank service charges	**1,598**	1,383
Depreciation expense	**273**	500
Dues and subscriptions	**2,978**	4,566
Insurance expense	**3,285**	2,423
Meals and entertainment	**150**	272
Legal and professional fees	**85,636**	76,601
Miscelleneous expenses	**5,944**	15,298
Office expenses	**16,327**	15,027
Payroll expenses	**111,316**	157,074
Research and development	**31**	1,097
Selling expenses	**4,364**	2,176
Taxes and licenses	**7,437**	18,403
Travel expense	**7,819**	18,214
TOTAL OPERATING EXPENSES	**265,177**	330,773
LOSS FROM OPERATIONS	**(214,178)**	(49,443)
OTHER INCOME/(EXPENSES)		
Interest expense	**(21,987)**	(11,740)
Other income	**149**	305
TOTAL OTHER INCOME/(EXPENSES)	**(21,838)**	(11,435)
NET LOSS	**$ (236,016)**	**$ (60,878)**

See independent accountant's review report and accompanying notes to financial statements.

EAT GOOD DO GOOD LLC
STATEMENTS OF MEMBERS' EQUITY
DECEMBER 31, 2018 AND 2017

	Contributed Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2017	147,411	$ (291,894)	$ (144,483)
Contributions	-	-	$ -
Distributions			$ -
Net income	-	(60,878)	$ (60,878)
ENDING BALANCE, DECEMBER 31, 2017	$ 147,411	$ (352,772)	$ (205,361)
Contributions	-	-	$ -
Distributions	-		$ -
Net income	-	(236,016)	$ (236,016)
ENDING BALANCE, DECEMBER 31, 2018	$ 147,411	$ (588,788)	$ (441,377)

EAT GOOD DO GOOD LLC
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ **(236,016)**	$ (60,878)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation/amortization expense	**583**	810
(Increase) decrease in assets:		
Accounts receivable	**101,932**	(63,139)
Inventory	**16,930**	-
Increase (decrease) in liabilities:		
Accounts payable	**58,769**	-
Credit cards payable	**19,873**	-
CASH USED FOR OPERATING ACTIVITIES	**(37,929)**	(123,207)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for creation of capitalized assets	**(6,462)**	(6,850)
CASH USED FOR FINANCING ACTIVITIES	**(6,462)**	(6,850)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of notes payable	**(20,750)**	-
Issuance of notes payable	**57,379**	99,625
CASH PROVIDED BY INVESTING ACTIVITIES	**36,629**	99,625
NET DECREASE IN CASH	**(7,762)**	(30,432)
CASH AT BEGINNING OF YEAR	**14,302**	44,734
CASH AT END OF YEAR	$ **6,540**	$ 14,302
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ **21,987**	$ 11,740
INCOME TAXES	$ **-**	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

The Company
Eat Good Do Good LLC (the "Company") was incorporated in the State of Virginia on March 16, 2010. The Company is doing business as TaDah Foods. The Company's mission is to create inventive, high-quality, East Mediterranean cuisine that inspires passion and wonderment in every bite in order to help fund non-profit organizations that they are passionate about.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2018, and 2017, the Company held no cash equivalents.

Significant Risks and Uncertainties
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2018, and 2017 the Company had recognized sales of $640,935 and $785,663, respectively.

Accounts Receivable

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. As of December 31, 2018, and 2017 the Company had $83,841 and $171,900, respectively in accounts receivable, and $13,873 and nil recorded in allowance for doubtful accounts.

1.   **Summary of Significant Accounting Policies (continued)**

Fixed Assets
The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Inventory
Inventories are stated at cost. As of December 31, 2018, and 2017, the balance of inventory, related to finished goods was $2,071 and $19,001, respectively.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist design costs, patents and trademarks. Intangible assets are amortized over their useful lives.

Income Taxes
The Company has elected to be treated as a Partnership for federal income tax purposes. Therefore, the Company's earnings are included on the partners' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Fair Value of Financial Instruments
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020.   The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Notes Payable – Related Parties**

Since inception, related parties have provided loans to the Company valued at $228,568 and $176,250 as of December 31, 2018 and 2017, respectably. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management does not intend to pay back the related party loan in the next year.

4. **Notes Payable**

    Debt consisted of the following at December 31, 2018:

Contract note payable; interest at 9.99% per annum, maturing in August 2019, monthly payment of $0, noncollateralized.	$167,733
Contract note payable; interest at 24.00% per annum, maturing in May 2020, monthly payment of $1,075, noncollateralized.	15,423
Less: Current portion of notes payable	$178,095
Long term portion of notes payable	5,061

    Minimum future payments of the notes payable are:

December 31, 2019	$178,095
December 31, 2020	5,061

5. **Subsequent Events**

    In August 2019, the Company has entered into two different convertible notes payable for $200,000. Both notes hold a 6% interest rate and mature in August of 2020.

    In September 2019, the Company has paid off the contract note payable for $167,733.

    The Company has evaluated subsequent events through date December 26, 2019, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.